SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No. 8 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           The Leslie Fay Company Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $ .01 par value
                         (Title of Class of Securities)

                                    527016109
                                    ---------
                                 (CUSIP Number)

                             Abbe L. Dienstag, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  March 9, 1999
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                               Page 1 of 11 pages

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 2 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN & CO., L.P.                               13-3321472

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        1,821,838 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          1,821,838 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,821,838 (See Item 5)

--------------------------------------------------------------------------------

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                    |X|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        30.2% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 3 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN FOCUS FUND L.P.                           13-3746015

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        295,226 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          295,226 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        295,226 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                    |X|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.9% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 4 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN INTERNATIONAL LIMITED

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        326,780 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          326,780 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        326,780 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |X|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.4% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 5 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS, L.P.                            13-3544838

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        2,117,064 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          2,117,064 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,117,064 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |X|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        35.0% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 6 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS INC.                             13-3537972

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        2,443,844 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          2,443,844 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,443,844 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |X|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.5% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 7 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MARK DICKSTEIN

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  PF, AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      82,000
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        2,443,844 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          82,000
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
                                      2,443,844 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,525,844 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |X|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        41.8% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  IN

                               Amendment No. 8 to

                                  Schedule 13D


         This amends the Schedule 13D dated August 15, 1997 (the "Schedule 13D"), as amended by Amendment No. 1 dated August 21, 1997, Amendment No. 2 dated August 28, 1997, Amendment No. 3 dated September 5, 1997, Amendment No. 4 dated September 10, 1997, Amendment No. 5 dated September 19, 1997, Amendment No. 6 dated September 24, 1997 and Amendment No. 7 dated November 10, 1997 filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of The Leslie Fay Company, Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 8, the
Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

         I. Item 4 of the Schedule 13D "Purpose of Transaction," is amended by adding the following paragraph:

         Dickstein Partners Inc. has proposed to the Company that the Company offer to exchange up to 2,500,000 shares of Common Stock, or approximately 41% of the outstanding shares, for debt securities of the Company expected to be valued on a per share basis in excess of the current trading price of the Common Stock. The exchange offer would replace the Company's existing stock buyback program, which would be terminated under the Dickstein Partners Inc. proposal. The purpose of the exchange offer would be to enhance stockholder value and create liquidity for stockholders in their holdings of Company securities. The Reporting Persons expect that they would participate in such an exchange offer, but anticipate that they would remain substantial stockholders of the Company following consummation of the offer.

         II. Item 5(a) of the Schedule 13D "Interest in Securities of the Issuer" is amended and restated in its entirety as follows:

         "(a) The Reporting Persons beneficially own an aggregate of 2,525,844 shares of Common Stock, representing approximately 41.8% of the Common Stock outstanding. Dickstein & Co. owns 1,821,838 of such shares, representing approximately 30.2% of the Common Stock outstanding, Dickstein Focus owns 295,226 of such shares, representing approximately 4.9% of the Common Stock outstanding, Dickstein International owns 326,780 of such shares, representing approximately 5.4% of the Common Stock outstanding, and Mark Dickstein owns 82,000 of such shares, representing approximately 1.4% of the Common Stock outstanding. 1 The Common Stock was issued pursuant to the Issuer's Amended Joint Plan of Reorganization (the "POR") dated December 5, 1996. The POR was consummated on June 4, 1997.


--------
1 Percentages are based upon 6,041,138 shares of Common Stock reported outstanding as of January 2, 1999 in the Company's press release issued March 8, 1999. All share amounts and related data reflect a two-for-one split of the Common Stock distributed on July 1, 1998.

         As described in prior amendments to this Schedule 13D, on August 20, 1997, certain of the Reporting Persons agreed to purchase from a third party (the "Seller")an aggregate of up to 267,990 shares of Common Stock at a price of $3.915 per share (including commission) in a negotiated transaction. The purchase of 44,564 shares settled on November 3, 1997 through November 5, 1997. Of these shares, 31,594 were purchased by Dickstein & Co., 5,654 were purchased by Dickstein Internaional and 7,316 were purchased by Dickstein Focus. The shares that have settled are included in the percentages stated above as shares beneficially owned by the Reporting Persons. The purchase of the remaining 223,426 shares is contingent upon the issuance of the shares to a counterparty of the Seller, which will depend upon resolution of certain pre- petition claims in the Company's bankruptcy reorganization ("Pre-Petition Claims"). Of the remaining shares, up to 158,396 shares would be acquired by Dickstein & Co., up to 28,346 shares would be acquired by Dickstein International and up to 36,684 shares would be acquired by Dickstein Focus. These shares are not included in the percentages stated above.

         As described in prior amendments to the Schedule 13D, on September 2, 1997, certain of the Reporting Persons agreed to purchase from the Seller an aggregate of up to 60,396 shares of Common Stock at a price of $5.54 per share (including commission) in a negotiated transaction. The purchase of 9,930 shares settled on November 3, 1997. Of these shares 6,970 were purchased by Dickstein & Co., 1,250 were purchased by Dickstein International and 1,710 were purchased by Dickstein Focus. The shares that have settled are included in the percentages stated above as shares beneficially owned by the Reporting Persons. The purchase of the remaining 50,466 shares is contingent upon the issuance of the shares to a counterparty of the Seller, which will depend upon resolution of certain Pre-Petition Claims. Of the remaining shares, up to 35,426 shares would be acquired by Dickstein & Co., up to 6,350 shares would be acquired by Dickstein International and up to 8,690 shares would be acquired by Dickstein Focus. These shares are not included in the percentages stated above.

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  March 10, 1999


                         DICKSTEIN & CO., L.P.

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein & Co., L.P.

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN FOCUS FUND L.P.

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Partners, L.P., the general partner of Dickstein Focus Fund L.P.

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN INTERNATIONAL LIMITED

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the agent of Dickstein International Limited

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN PARTNERS, L.P.

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P.

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN PARTNERS INC.

                         By:  Alan Cooper, as Vice President


                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper


                              Mark Dickstein


                              /s/ Mark Dickstein
                              ---------------------
                              Name:  Mark Dickstein